                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                         Harry's Farmers Market, Inc.
                               (Name of Issuer)


                      Class A Common Stock, no par value
                         (Title of Class of Securities)


                                  415863-10-9
                                (CUSIP Number)

                                Saad J. Nadhir
                Chairman, President and Chief Executive Officer
                        Progressive Food Concepts, Inc.
                           14103 Denver West Parkway
                            Golden, Colorado 80401
                                 303-278-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 31, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

The information required in the remainder of this cover page (the pages numbered 2 through 4 herein) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-----------------------                                  ---------------------
  CUSIP NO. 415863-10-9               13D                  PAGE 2
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Progressive Food Concepts, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,000,000*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,000,000*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,000,000*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.47%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE ITEM 5 OF TEXT BELOW

-----------------------                                  ---------------------
  CUSIP NO. 415863-10-9               13D                  PAGE 3
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Scott A. Beck
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,000,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,000,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,000,000*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.47%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE ITEM 5 OF TEXT BELOW

-----------------------                                  ---------------------
  CUSIP NO. 415863-10-9               13D                        PAGE 4
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Saad J. Nadhir
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,000,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,000,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,000,000*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.47%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE ITEM 5 OF TEXT BELOW

ITEM 1.   SECURITY AND ISSUER
          -------------------

     The class of equity securities to which this Statement relates is the Class A Common Stock, no par value (the "Class A Common Stock"), of Harry's Farmers Market, Inc., a Georgia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1180 Upper Hembree Road, Roswell, Georgia 30076.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

     (a) - (c) This Statement is being filed by Progressive Food Concepts, Inc., a Delaware corporation formerly known as HFMI Acquisition Corporation ("PFCI"), Scott A. Beck and Saad J. Nadhir (PFCI, Mr. Beck and Mr. Nadhir are sometimes collectively referred to herein as the "Reporting Persons"). Messrs. Beck and Nadhir each own on the date of this Statement 48.75% of the outstanding shares of common stock of PFCI (the "PFCI Common Stock). By reason thereof and, in the case of Mr. Nadhir, his position with PFCI, each of Mr. Beck and Mr. Nadhir may be deemed a "controlling person" of PFCI, and to have or share the power to vote and dispose of the Class A Common Stock beneficially owned by PFCI. Mr. Beck and Mr. Nadhir each expressly disclaim that they have formed a "group," as determined pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) of the Securities and Exchange Commission thereunder, for the purpose of acquiring, holding, voting or disposing of Class A Common Stock beneficially owned by PFCI.

     Messrs. Beck and Nadhir have expressed their intention to transfer a portion of their shares of PFCI Common Stock to other persons, who may include management and employees of PFCI, employees of Boston Chicken, Inc. ("BCI") or its subsidiaries who become involved with PFCI's business through arrangements between PFCI and BCI, area developers of BCI, and other private equity investors in PFCI. The identity of such transferees of PFCI Common Stock and the amount to be transferred will be developed as the business of PFCI and the nature of the involvement of specific individuals and entities evolve over the next twelve to eighteen months. Messrs. Beck and Nadhir expect that such transfers will be at sale prices approximating their purchase price for such PFCI Common Stock.

     PFCI was incorporated in January 1997 for the purpose of engaging in the transactions described in this Statement and has not engaged in any business since its incorporation other than that incident to its organization and such transactions. Scott A. Beck is Chairman of the Board, President and Chief Executive Officer of BCI, which operates and franchises retail food stores under the Boston Market(R) brand name. Saad J. Nadhir is the Chairman, President and Chief Executive Officer and a director of PFCI. The principal business address of each Reporting Person is 14103 Denver West Parkway, Golden, Colorado 80401.

     Appendix A attached to this Statement and incorporated by reference herein sets forth with respect to each director and executive officer of PFCI (except Mr. Nadhir), his or her: (a) name; (b) business address; and (c) present principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted.

     (d) During the last five years, none of the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of PFCI has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of PFCI has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

     (f) Mr. Beck is a citizen of the United States. Mr. Nadhir and all other executive officers and directors of PFCI are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        -------------------------------------------------

     As more fully described in Items 4 and 6 hereto, on January 31, 1997, PFCI purchased from the Issuer a warrant (the "Warrant") to purchase 2,000,000 shares of Class A Common Stock of the Issuer. The purchase price paid by PFCI for the Warrant was $1,000,000 in cash. The principal terms of the Warrant are described under Item 6 below. The purchase price for the Warrant was paid by PFCI from the proceeds received by PFCI from subscriptions by Scott A. Beck and Saad J. Nadhir for shares of PFCI Common Stock. Mr. Beck and Mr. Nadhir each subscribed for shares of PFCI Common Stock equal to 48.75% of the outstanding shares of PFCI Common Stock (giving effect to the issuance of PFCI Common Stock to the Issuer as described under Item 4 hereof), although Messrs. Beck and Nadhir have expressed their intention to transfer a portion of their shares of PFCI Common Stock to other persons, who may include management and employees of PFCI, employees of BCI or its subsidiaries who become involved with PFCI's business through arrangements between PFCI and BCI, area developers of BCI, and other private equity investors in PFCI. The identity of such transferees of PFCI Common Stock and the amount to be transferred will be developed as the business of PFCI and the nature of the involvement of specific individuals and entities evolve over the next twelve to eighteen months. Messrs. Beck and Nadhir expect that such transfers will be at sale prices approximating their purchase price for such PFCI Common Stock.

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

     On January 31, 1997, PFCI entered into a series of agreements with the Issuer that, among other things, (i) permit PFCI to develop a business model based on the businesses of the Issuer, including its Harry's Farmers Market(R) and Harry's In A Hurry(R) retail concepts, outside of the states of Georgia and Alabama, (ii) provide for a five-year mutual consulting arrangement between the two companies, (iii) include an investment by PFCI in the Issuer in the form of a $20 million dollar loan described under Item 6 hereof and the Warrants, and
(iv) include an investment by the Issuer in PFCI Common Stock.

     To effectuate the foregoing, the Issuer transferred to a newly organized business trust (the "Trust") certain federal and state registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, trade names, trade name rights, copyrights, trade secrets and know-how and other proprietary information of the Issuer. The Trust issued to the Issuer two ownership certificates, one of which entitles the holder thereof to beneficial ownership of, and a license to use, the aforementioned intellectual property in the states of Georgia and Alabama and one of which (the "Worldwide Ownership Certificate") entitles the holder thereof to beneficial ownership of, and a license to use, the aforementioned intellectual property throughout the rest of the world. The Issuer then sold the Worldwide Ownership Certificate to PFCI for $1.5 million in cash and a number of shares of PFCI Common Stock equal to 2.5% of the PFCI Common Stock on a fully diluted basis, taking into account (i) all shares of outstanding PFCI Common Stock, (ii) all shares of PFCI Common Stock issuable upon the exchange or conversion of outstanding debt, stock or other securities of PFCI and (iii) all shares of PFCI Common Stock issuable upon the exercise of outstanding options (other than unvested employee options), warrants or similar rights to acquire PFCI Common Stock. The Issuer also obtained certain anti-dilution rights with respect to the issuance in the future of additional PFCI Common Stock.

     PFCI, the Issuer and Harry A. Blazer, the Issuer's Chairman, President and Chief Executive Officer, entered into a consulting services agreement (the "Consulting Agreement") pursuant to which the Issuer agreed to provide, for the period beginning January 31, 1997 and ending on January 31, 2002, certain consulting services and access to personnel, information and facilities of the Issuer for the purpose of developing a business model based on the current businesses (and certain businesses related to the current businesses) of the Issuer, including the creation of new organizational, systems, human resources, accounting and financial structures and models. A portion of the expenses of such development by Issuer will be funded by the Issuer through the Development Loan from PFCI described below. In addition, PFCI has agreed to make available its general business know-how and the information and know-how it acquires under the Consulting Agreement to the Issuer during the term of the Consulting Agreement. PFCI has paid the Issuer a consulting services fee of $500,000 in connection with the Consulting Agreement.

     PFCI and the Issuer also entered into a secured loan agreement, described more fully under Item 6 hereof, pursuant to which PFCI has extended a loan to the Issuer (the "Refinancing Loan") in the principal amount of $12 million, which loan was used by the Issuer to repay certain indebtedness of the Issuer, and committed to extend an $8 million loan (the "Development Loan") to be used for general corporate purposes and to fund development costs relating to the development of the Issuer's business as contemplated by the Consulting Agreement.

     The purpose of the acquisition of the Warrant was to permit PFCI to obtain a substantial equity interest in the Issuer in connection with the foregoing arrangements between PFCI and the Issuer. The Warrant is being held by PFCI for investment purposes, and PFCI has no present plan to exercise such Warrant (but reserves the right to do so at any time).

     Except as set forth in this Item 4, none of the Reporting Persons nor (to the Reporting Persons' knowledge and subject to the qualification set forth in the next paragraph) any of the executive officers or directors of PFCI has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although each of the Reporting Persons and such executive officers and directors reserves the right to effect or seek to effect any such actions in the future.

     Harry A. Blazer, the Issuer's Chairman, President and Chief Executive Officer, is a director of PFCI. Mr. Blazer and an entity of which Mr. Blazer is the sole director and stockholder own shares of the Class B Common Stock, no par value (the "Class B Common Stock"), of the Issuer constituting approximately 33% of the Issuer's issued and outstanding common stock of both classes as of January 31, 1997 and possessing approximately 79% of the total voting power of the Issuer as of such date. As a consequence, Mr. Blazer is required to file reports with the Securities and Exchange Commission with respect to his beneficial ownership of Class A Common Stock and certain other matters set forth in this Statement, including in certain circumstances any current plans or proposals of Mr. Blazer which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Insofar as this Statement is required to contain information concerning Mr. Blazer, including any such plans or proposals of Mr. Blazer, the Reporting Persons have relied, and will in the future rely, on the information contained in such reports filed by Mr. Blazer with the Securities and Exchange Commission, to which reference is made for a complete statement thereof.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        ------------------------------------

     (a) The Issuer has represented to PFCI that there were 4,159,253 issued and outstanding shares of Class A Common Stock as of January 31, 1997. PFCI was the beneficial owner on such date of 2,000,000 shares of Class A Common Stock (all of which are shares of Class A Common Stock which PFCI has the right to acquire within 60 days of such date). Such shares represent approximately 32.47% of the issued and outstanding number of shares of Class A Common Stock (including for this purpose shares of Class A Common Stock for which the Warrant is currently exercisable). Such shares represent approximately 24.36% of the total issued and outstanding shares of Class A Common Stock and Class B Common Stock of the Issuer (also including for this purpose shares of Class A Common Stock for which the Warrant is currently exercisable).

     Messrs. Beck and Nadhir each own on the date of this Statement 48.75% of the outstanding shares of PFCI Common Stock. By reason thereof and, in the case of Mr. Nadhir, his position with PFCI, each of Mr. Beck and Mr. Nadhir may be deemed a "controlling person" of PFCI, and to have or share the power to vote and dispose of the Class A Common Stock beneficially owned by PFCI. Neither Mr. Beck nor Mr. Nadhir otherwise beneficially owns any Class A Common Stock as of February 10, 1997. Mr. Beck and Mr. Nadhir each expressly disclaim that they have formed a "group," as determined pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) of the Securities and Exchange Commission thereunder, for the purpose of acquiring, holding, voting or disposing of Class A Common Stock beneficially owned by PFCI. Messrs. Beck and Nadhir have expressed their intention to transfer a portion of their shares of PFCI Common Stock to other persons, who may include management and employees of PFCI, employees of BCI or its subsidiaries who become involved with PFCI's business through arrangements between PFCI and BCI, area developers of BCI, and other private equity investors in PFCI. The identity of such transferees of PFCI Common Stock and the amount to be transferred will be developed as the business of PFCI and the nature of the involvement of specific individuals and entities evolve over the next twelve to eighteen months. Messrs. Beck and Nadhir expect that such transfers will be at sale prices approximating their purchase price for such PFCI Common Stock.

     As of February 10, 1997, Mr. Harry A. Blazer, a director of PFCI, beneficially owns 2,050,071 shares of Class B Common Stock which are immediately convertible on a one-for-one basis into Class A Common Stock, and Mr. Blazer's wife owns 31,000 shares of Class A Common Stock, of which Mr. Blazer disclaims beneficial ownership.

     (b) PFCI will have the sole power to vote, and to direct the vote of, and the sole power to dispose of, and direct the disposition of, any shares of Class A Common Stock that may be acquired by it upon the exercise of the Warrant.

     (c) During the past 60 days, the Reporting Persons effected only the transactions described in Item 3 with respect to the Class A Common Stock. To the knowledge of the Reporting Persons, no executive officer or director of PFCI effected any transactions in the Class A Common Stock in the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
        ------------------------------------------------------

     PFCI and the Issuer have entered into the following agreements with respect to securities of the Issuer.

     Warrant. The Issuer has issued to PFCI the Warrant, which entitles PFCI to purchase from the Issuer at any time prior to January 31, 2001 up to 2,000,000 shares of Class A Common Stock at the following exercise prices per share:

     (a) If the Warrant is exercised in whole or in part prior to January 31, 1998, the exercise price shall be (i) $4.00 per share for the first 500,000 shares, (ii) $4.50 per share for the next 500,000 shares, (iii) $5.00 per share for the next 500,000 shares, and (iv) $5.50 per share for the next 500,000 shares.

     (b) If the Warrant is exercised in whole or in part on or after January 31, 1998 and prior to January 31, 1999, the exercise price shall be (i) $4.50 per share for the first 1,000,000 shares, (ii) $5.00 per share for the next 500,000 shares, and (iii) $5.50 per share for the next 500,000 shares; provided that the number of shares purchased prior to January 31, 1998 shall (x) reduce the number of shares purchasable at $4.50 per share, and if greater than 1,000,000, (y) reduce the number of shares purchasable at $5.00 per share.

     (c) If the Warrant is exercised in whole or in part on or after January 31, 1999 and prior to January 31, 2000, the exercise price shall be (i) $5.00 per share for the first 1,500,000 shares, and (ii) $5.50 per share for the next 500,000 shares; provided that the number of shares purchased prior to January 31, 1999 shall reduce the number of shares purchasable at $5.00 per share.

     (d) If the Warrant is exercised in whole or in part on or after January 31, 2000 and prior to January 31, 2001, the exercise price shall be $5.50 per share.

     The exercise price and/or the number of shares of Class A Common Stock issuable pursuant to the Warrant are subject to customary anti-dilution adjustments, including adjustments to the then applicable exercise price in the event the Issuer issues Class A Common Stock (or options to purchase, rights to subscribe for, or securities convertible into or exchangeable for, Class A Common Stock) for no consideration or for consideration per share (determined as provided in the Warrant) less than the exercise price in effect immediately prior to such issuance of Class A Common Stock.

     Loan Agreement. The Issuer and PFCI are also parties to a secured loan agreement dated as of January 31, 1997 (the "Loan Agreement"), pursuant to which PFCI has agreed to provide the following two credit facilities (the "Loans") to the Issuer: (i) the Refinancing Loan and (ii) the Development Loan. Under the Refinancing Loan, PFCI advanced on January 31, 1997 the aggregate principal amount of $12 million to the Issuer, which amount was used by the Issuer to repay indebtedness. The Development Loan obligates PFCI, subject to certain conditions, to advance from time to time commencing on January 31, 1997 and ending on January 31, 2002, amounts requested by the Issuer in an aggregate principal amount not to exceed $8 million. Proceeds of the Development Loan are to be used by the Issuer for general corporate purposes and to fund expenditures in connection with the development of a business model for the improvement and expansion of the Issuer's business and facilities. The Loans are subordinated in right of payment to certain indebtedness of the Issuer and are secured by a second priority lien on substantially all of the assets of the Issuer and its subsidiaries.

     PFCI has the option (the "Option"), at any time after the earlier of (i) the acceleration of either of the Loans or (ii) July 30, 1998 and up to the first day of the first fiscal quarter of the Issuer commencing after January 31, 2002, to purchase that number of shares of Series B Preferred Stock of the Issuer at a purchase price equal to $40.00 per share (as may be adjusted from time to time to reflect any reclassification or change of outstanding shares of Series B Preferred Stock of the Issuer or in the case of certain mergers involving the Issuer or the sale or conveyance of the Issuer as an entirety or substantially as an entirety, the "Option Price") equal to (A) $20 million divided by (B) the Option Price; provided, however, PFCI shall be permitted to exercise the Option to purchase shares of Series B Preferred Stock of the Issuer in excess of 300,000 shares only to the extent that PFCI has initially funded the Development Loan (at a rate of one share becoming exercisable for each $40 of funding), unless such Development Loan was not funded due to a material breach of the Issuer thereunder or under certain other agreements between the Issuer and PFCI. PFCI is required to exercise the Option for that number of shares of Series B Preferred Stock equal to (A) $12 million divided by (B) the Option Price, not later than January 31, 2002, provided that at such time there exists no uncured event of default under the Refinancing Loan. The purchase price payable upon any exercise of the Option will be paid by a contribution to the Issuer of a principal amount of the Loans equal to the purchase price, or to the extent the principal amount of the Loans is insufficient for this purpose, by delivery of cash.

     The Series B Preferred Stock, stated value of $40.00 per share, ranks (i) senior to all classes of common stock of the Issuer and to any other class or series of capital stock that does not expressly provide that it ranks senior to or on a parity with the Series B Preferred Stock with respect to dividends and upon liquidation, dissolution and winding-up (collectively, "Junior Securities"), (ii) on parity with the Issuer's Series AA Preferred Stock, stated value $9.00 per share, and with each other class or series of the Issuer's capital stock that expressly provides that it ranks on a parity with the Series B Preferred Stock with respect to dividends and upon liquidation, dissolution and winding-up (collectively, "Parity Securities"), and (iii) junior to each class or series of Capital Stock that expressly provides that it ranks senior to the Series B Preferred Stock with respect to dividends and upon liquidation, dissolution and winding-up (collectively, "Senior Securities"). The terms of the Series B Preferred Stock provide that the Issuer shall not (a) create, authorize or issue any Senior Securities or Parity Securities, (b) reclassify any class or series of its capital stock into Senior Securities or Parity Securities, (c) increase the number of Series B Preferred Stock authorized for issuance, or (d) amend, modify or repeal its Articles of Incorporation, Articles of Amendment to the Articles of Incorporation, By-Laws or any other specified designation, right, preference or power of the Series B Preferred Stock in a manner adverse to holders of Series B Preferred Stock without the approval of holders of at least two-thirds of the then outstanding Series B Preferred Stock.

     The holders of the Series B Preferred Stock will be entitled, at any time the Issuer shall declare and pay a dividend or distribution with respect to any class of the Issuer's common stock, to receive with respect to each share of Series B Preferred Stock held, a dividend or distribution that is the same dividend or distribution that would be received by a holder of the number of shares of Class A Common Stock into which such share of Series B Preferred Stock is convertible on the record date for such dividend or distribution. In the event of certain defaults with respect to the Issuer's Series AA Preferred Stock, the Series B Preferred Stock will become entitled to receive, when, as and if declared by the Issuer's Board of Directors out of funds legally available therefor, cash dividends at an annual rate of 15% of the liquidation preference to which each share of Series B Preferred Stock is entitled.

     Each share of Series B Preferred Stock will be convertible at any time into that number of shares of Class A Common Stock obtained by dividing (i) the aggregate Liquidation Preference (as defined) of the shares to be converted by
(ii) the then applicable Conversion Price (as defined). The initial Conversion Price is $4.00 per share and shall be subject to adjustment with respect to transactions occurring after January 31, 1997 (regardless of whether any shares of Series B Preferred Stock are then outstanding) pursuant to customary anti-dilution provisions, including provisions that require adjustment to the Conversion Price in the event the Issuer issues Class A Common Stock (or options to the purchase, rights to subscribe for, or securities convertible into or exchangeable for, Class A Common Stock) for no consideration or for consideration per share (determined as provided in the Series B Preferred Stock) less than either the Conversion Price or the Market Price (as defined) in effect immediately prior to such issuance of Class A Common Stock; provided, however, no adjustment shall be made to the Conversion Price in the case of the issuance of (i) the Warrant and certain other warrants issued by the Issuer, and the Class A Common Stock issuable upon the exercise of the Warrant and such other warrants, (ii) the Option, the Series B Preferred Stock issuable upon exercise of the Option and the Class A Common Stock issuable pursuant to the conversion of all or any portion of such Series B Preferred Stock, (iii) Class A Common Stock issuable upon the exercise of certain outstanding warrants to purchase shares of Class A Common Stock originally issued to NationsBank, N.A. (South) and Creditanstalt Bankverein, and (iv) the Series AA Preferred Stock of the Issuer and Class A Common Stock issuable upon conversion of such Series AA Preferred Stock.

     The holders of Series B Preferred Stock will vote with the holders of the Class A Common Stock, the holders of the Class B Common Stock, and the holders of the Series AA Preferred Stock, voting together as a single voting group, on any matter required or permitted to be voted upon by the holders of the Issuer's common stock. Each share of Series B Preferred Stock shall entitle the holder thereof the right to such number of votes per share in each such matter as shall equal the number of shares of Class A Common Stock into which such share of Series B Preferred Stock is convertible as of the record date for the determination of holders entitled to vote on such matters.

     Transaction Agreement. The Issuer and PFCI are parties to a transaction agreement dated January 31, 1997 (the "Transaction Agreement"), pursuant to which the Issuer has agreed that at any time the Issuer desires to seek additional financing (whether debt or equity financing), the Issuer agrees to negotiate in good faith with PFCI for a period of 20 days with regard to any portion of the entire amount (at the option of PFCI) of such financing prior to negotiating with any other entity with regard thereto. In the event the Issuer has engaged in good faith negotiations with PFCI and such negotiations have been unsuccessful, the Issuer shall notify PFCI of the existence of any other financing arrangement it proposes to consummate and the terms and conditions thereof and shall grant PFCI a right of first refusal with respect to such proposed financing on the same terms and subject to the same conditions contained therein, in which event PFCI shall have 30 days thereafter in which to agree to provide all of the financing on the same terms and conditions of such proposed financing. In addition, in the event PFCI does not provide the financing as proposed by the Issuer and the Issuer enters into any financing other than a pure debt financing in which the debt instrument proposed to be offered has no equity-type features, the Issuer shall grant to PFCI a right to participate therein, on such basis as will permit PFCI to maintain the same percentage equity interest in the Issuer, on a fully-diluted basis, after such financing is completed as PFCI had prior to such financing.

     The Transaction Agreement also provides that if at any time the Issuer desires to sell substantially all of its assets, merge, consolidate or engage in any other business combination transaction (a "Transaction"), the Issuer agrees to negotiate in good faith with PFCI for a period of 20 days with regard to any such Transaction prior to negotiating with any other entity with regard thereto. In the event the Issuer has engaged in good faith negotiations with PFCI and such negotiations have been unsuccessful, the Issuer shall make a final offer to PFCI (the "Final Issuer Offer") prior to engaging in negotiations with, soliciting offers from or accepting any offer of, any third party with respect to a Transaction. In the event PFCI does not accept the Final Issuer Offer within 20 days after the date it is received by PFCI, the Issuer shall thereupon have the right, during the six-month period following the expiration of such 20-day period, to enter into an agreement relating to a Transaction (which Transaction shall be consummated within the nine-month period following the expiration of such 20-day period) with any third party at a price and on terms no less favorable to the Company than the Final Issuer Offer. In the event the Issuer does not enter into a Transaction within such six-month period or consummate the Transaction within such nine-month period, as the case may be, PFCI shall again have the rights described above with respect to a proposed Transaction.

     Registration Agreement. The Issuer and PFCI are parties to a registration rights agreement dated January 31, 1997 (the "Registration Agreement"), pursuant to which the Issuer granted to PFCI unlimited piggyback registration rights under the Securities Act with respect to the shares of Class A Common Stock now owned or hereafter acquired by PFCI or which are issuable upon the conversion, exercise or exchange of any security of the Issuer now owned or hereafter acquired by PFCI or which PFCI has the right to acquire, including preferred stock, notes or other evidences of indebtedness convertible into, exercisable or exchangeable for, Class A Common Stock, and Class A Common Stock issuable upon exercise of any warrant, and all other securities issued with respect thereto by reason of dividends, stock splits, combinations or similar transactions ("Registrable Securities"). In addition, the Issuer is obligated to file, within 18 months after January 31, 1997, a registration statement under the Securities Act (the "Resale Registration") in which PFCI will be entitled to include the Registrable Securities then held by PFCI and that will permit PFCI to make public resales of the Registrable Securities. The aforementioned 18-month period may be extended for an additional 12-months if the Issuer has been advised in writing by a nationally recognized independent investment banking firm that, in such firm's opinion, the filing of such resale registration statement immediately prior to the end of the 18-month period might materially and adversely affect the Issuer (including the price of the Class A Common Stock). Upon the effectiveness of the Resale Registration and for a period of two years thereafter, PFCI has agreed not to effect the sale of more than 25% of the Registrable Securities beneficially owned by it on the effective date of the Resale Registration during any period of six consecutive months. The Issuer will bear substantially all of the expenses in connection with any registrations under the Registration Agreement (other than underwriting discounts or commissions).

     Mr. Harry A. Blazer is a party to an Amended and Restated Stockholders' Agreement dated January 31, 1997 among the Issuer, Mr. Blazer and Robert Fleming Nominees, Ltd. and an Amended and Restated Investors' Agreement dated January 31, 1997 among the Issuer, Mr. Blazer, AXA Equity & Law Life Assurance Society, Orbis Pension Trustees Ltd., Ashford Capital Partners, L.P. and Theodore H. Ashford, each providing, among other things, that in the event Mr. Blazer sells or otherwise disposes of more than an aggregate of 10% of the Class B Common Stock beneficially owned by Mr. Blazer, the other stockholders of the Issuer that are parties to such agreement will have the right to include certain securities of the Issuer owned by such stockholders in such sale or other disposition. None of Reporting Persons is a party to such agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        --------------------------------

     See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PROGRESSIVE FOOD CONCEPTS, INC.



                                    By:  /s/ Saad J. Nadhir
                                         ------------------------------------
                                         Chairman, President and Chief
                                         Executive Officer

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    By:  /s/ Saad J. Nadhir
                                         ------------------
                                             Saad J. Nadhir

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    By:  /s/ Scott A. Beck
                                         -----------------
                                             Scott A. Beck

                                  APPENDIX A
                                  ----------



     Harry A. Blazer is a director of PFCI. Mr. Blazer is Chairman, President and Chief Executive Officer of the Issuer. Mr. Blazer's business address is 1180 Upper Hembree Road, Roswell, Georgia 30076. The Issuer owns and operates retail food stores in the Atlanta, Georgia area.

     Thomas R. Sprague is Secretary and Treasurer of PFCI and a director of PFCI. Mr. Sprague's business address is 14103 Denver West Parkway, Golden, Colorado 80401.

                                 EXHIBIT INDEX
                                 -------------



NUMBER      DESCRIPTION


1.          Joint Filing Agreement, dated February 10, 1997, among PFCI, Scott
            A. Beck and Saad J. Nadhir.

2.          Letter, dated January 30, 1997, from Scott A. Beck and Saad J.
            Nadhir to the Board of Directors of Boston Chicken, Inc.

3. Secured Loan Agreement, dated January 31, 1997, between the Issuer and PFCI.

4. Transaction Agreement, dated January 31, 1997, between the Issuer and PFCI.

5. Warrant to Purchase Shares of Class A Common Stock, dated January 31, 1997, issued by the Issuer to PFCI.

6. Articles of Amendment to the Articles of Incorporation of the Issuer designating the Series B Preferred Stock of the Issuer.

7. Registration Rights Agreement, dated January 31, 1997, between the Issuer and PFCI.

8. Consulting Services Agreement, dated January 31, 1997, between the Issuer, PFCI and Harry A. Blazer.

9. Acquisition Agreement, dated January 31, 1997, between the Issuer and PFCI.